MARINE PRODUCTS CORPORATION

2801 BUFORD HIGHWAY NE, SUITE 300

ATLANTA, GEORGIA 30329

April 30, 2025

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eranga Dias

Re:Marine Products Corporation

Registration Statement on Form S-3

File No. 333-286707

Acceleration Request

Requested Date: May 5, 2025

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marine Products Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-286707) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Joe Alley of Arnall Golden Gregory LLP, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Joe Alley of Arnall Golden Gregory LLP at (404) 873-8688 or via email at joe.alley@agg.com.

Please direct any questions or comments regarding this acceleration request to Joe Alley at (404) 873-8688.

Sincerely,

Marine Products Corporation

By: /s/ Michael L. Schmit

Michael L. Schmit

Vice President, Chief Financial Officer, Treasurer and Corporate Secretary